Pricing supplement no. 306
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 170-A-II dated September 15, 2009

Registration Statement No. 333-155535
Dated September 18, 2009
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured	**$17,552,000**
Investments	**Market Plus Notes Linked to Gold due March 23, 2010**

General

- The notes are designed for investors who seek to participate in the appreciation of the price of Gold from and including the pricing date to and including the Observation Date and who anticipate that the Trading Price of Gold will not decline, as compared to the Strike Level, by 13% or more at any time during the Monitoring Period. Investors should be willing to forgo interest payments and, if the Trading Price of Gold declines, as compared to the Strike Level, by 13% or more at any time during the Monitoring Period, be willing to lose some or all of their principal. If the Trading Price of Gold does not decline, as compared to the Strike Level, by 13% or more at any time during the Monitoring Period, investors have the opportunity to receive the greater of (a) the Contingent Minimum Return of 5.00% and (b) the Underlying Return, subject to the Maximum Return of 10.00% at maturity.
- **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 23, 2010[†].
- Minimum denominations of $20,000 and integral multiples $1,000 in excess thereof.
- The notes priced on September 18, 2009 and are expected to settle on or about September 23, 2009.

Key Terms

Commodity:	The notes are linked to the spot price of Gold ("Gold" or the "Commodity"), which will be, (a) for purposes of determining the "Payment at Maturity," by reference to the official afternoon fixing level of Gold (Bloomberg ticker "GOLDLNPM") or, (b) for purposes of determining whether a Knock-Out Event has occurred, by reference to the Trading Price of Gold as reported on Reuters page "XAU=EBS" as observed by the calculation agent during the Monitoring Period.
Payment at Maturity:	*If a Knock-Out Event has occurred*, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times \text{Underlying Return}), \text{ subject to the Maximum Return}$$

	If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Ending Level has declined from the Strike Level.
	*If a Knock-Out Event has **not** occurred*, you will receive a cash payment at maturity that will reflect the performance of the Commodity, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 *plus* the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Underlying Return, subject to the Maximum Return. For additional clarification, please see "What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Commodity?" in this pricing supplement.
Maximum Return:	10.00%. For example, if the Underlying Return is greater than or equal to 10.00%, you will receive the Maximum Return of 10.00%, which entitles you to a maximum payment at maturity of $1,100 for every $1,000 principal amount note that you hold.
Contingent Minimum Return:	5.00%, subject to the credit risk of JPMorgan Chase & Co.
Knock-Out Event:	A Knock-Out Event occurs if, at any time during the Monitoring Period, the Trading Price of the Commodity has declined, as compared to the Strike Level, by a percentage equal to or greater than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	13%
Monitoring Period:	The period from and including the pricing date to and including the Observation Date.
Underlying Return:	Ending Level – Strike Level
	Strike Level
Strike Level:	Set equal to $1016.90 on the pricing date in the sole discretion of the calculation agent. **The Strike Level is not the regular official weekday Closing Price of the Commodity on the pricing date.** Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.
Ending Level:	The Closing Price on the Observation Date.
Closing Price:	On any trading day, the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association (the "LMBA") authorized to affect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg L.P. ("Bloomberg") under the symbol "GOLDLNPM" on such trading day.
Trading Price:	At any time during the Monitoring Period, the price of Gold as published by Reuters Group PLC ("Reuters") on page "XAU=EBS" as observed by the calculation agent during the Monitoring Period.
Observation Date:	March 18, 2010[†]
Maturity Date:	March 23, 2010[†]
CUSIP:	48124AAX5

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes—Payment at Maturity" and "Description of Notes — Postponement of a Determination Date" in the accompanying product supplement no. 170-A-II.

Investing in the Market Plus Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 170-A-II and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$17,552,000	$175,520	$17,376,480

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-69 of the accompanying product supplement no. 170-A-II.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $10.00 per $1,000 principal amount note.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 170-A-II dated September 15, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated September 15, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 170-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 170-A-II dated September 15, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209003574/e36512_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Information

Notwithstanding anything to the contrary in the accompanying product supplement no. 170-A-II, for purposes of this offering, the concept of a "commodity hedging disruption event" is not applicable. Accordingly, a "commodity hedging disruption event" as defined in the accompanying product supplement no. 170-A-II will not constitute a market disruption event, nor will its occurrence permit us to accelerate the payment on the notes. You should disregard all discussion about a commodity hedging disruption event in the accompanying product supplement no. 170-A-II, including the section entitled "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in its entirety and the references to, and the definition of, a "commodity hedging disruption event" in the section entitled "General Terms of Notes — Market Disruption Events."

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Commodity?

The following table illustrates the hypothetical return at maturity on the notes. The "return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical returns set forth below assume a Strike Level of 1000 and reflect the Contingent Minimum Return of 5.00% and the Maximum Return of 10.00%. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Level	Underlying Return	Return on the Notes	
		Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)
1800.00	80.00%	10.00%	10.00%
1650.00	65.00%	10.00%	10.00%
1500.00	50.00%	10.00%	10.00%
1400.00	40.00%	10.00%	10.00%
1300.00	30.00%	10.00%	10.00%
1200.00	20.00%	10.00%	10.00%
1100.00	10.00%	10.00%	10.00%
1075.00	7.50%	7.50%	7.50%
1050.00	5.00%	5.00%	5.00%
1025.00	2.50%	5.00%	2.50%
1010.00	1.00%	5.00%	1.00%
1000.00	**0.00%**	**5.00%**	**0.00%**
950.00	-5.00%	5.00%	-5.00%
900.00	-10.00%	5.00%	-10.00%
880.00	-12.00%	5.00%	-12.00%
870.00	-13.00%	N/A	-13.00%
800.00	-20.00%	N/A	-20.00%
750.00	-25.00%	N/A	-25.00%
700.00	-30.00%	N/A	-30.00%
600.00	-40.00%	N/A	-40.00%
500.00	-50.00%	N/A	-50.00%
400.00	-60.00%	N/A	-60.00%
300.00	-70.00%	N/A	-70.00%
200.00	-80.00%	N/A	-80.00%
100.00	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%

(1) The Trading Price has not declined, as compared to the Strike Level, by 13% or more at any time during the Monitoring Period.
(2) The Trading Price has declined, as compared to the Strike Level, by 13% or more at any time during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event has not occurred, and the price of Gold increases from the Strike Level of 1000 to an Ending Level of 1025. Because a Knock-Out Event has not occurred and the Underlying Return of 2.50% is less than the Contingent Minimum Return of 5.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note.

Example 2: A Knock-Out Event has not occurred, and the price of Gold decreases from the Strike Level of 1000 to an Ending Level of 900. Because a Knock-Out Event has not occurred and the Underlying Return of -10% is less than the Contingent Minimum Return of 5.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note.

Example 3: A Knock-Out Event has not occurred, and the price of Gold increases from the Strike Level of 1000 to an Ending Level of 1075. Because a Knock-Out Event has not occurred and the Underlying Return of 7.50% is greater than the Contingent Minimum Return of 5.00% but less than the Maximum Return of 10.00%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 7.50\%) = \$1,075$$

Example 4: A Knock-Out Event has not occurred, and the price of Gold increases from the Strike Level of 1000 to an Ending Level of 1400. Because the Underlying Return of 40% is greater than the Maximum Return of 10.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, the maximum payment on the notes.

Example 5: A Knock-Out Event has occurred, and the price of Gold decreases from the Strike Level of 1000 to an Ending Level of 900. Because a Knock-Out Event has occurred and the Underlying Return is -10%, the investor receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10\%) = \$900$$

Example 6: A Knock-Out Event has occurred, and the price of Gold increases from the Strike Level of 1000 to an Ending Level of 1075. Because a Knock-Out Event has occurred and the Underlying Return of 7.50% is less than the Maximum Return of 10.00%, the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 7.50\%) = \$1,075$$

Example 7: A Knock-Out Event has occurred, and the price of Gold increases from the Strike Level of 1000 to an Ending Level of 1400. Because the Underlying Return of 40% is greater than the Maximum Return of 10.00%, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, the maximum payment on the notes.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the price of the Commodity at maturity. *If a Knock-Out Event has not occurred*, in addition to the principal amount, you will receive at maturity the Contingent Minimum Return of 5.00% on the notes, or a minimum payment at maturity of $1,050 for every $1,000 principal amount note, subject to the Maximum Return of 10.00% and the credit risk of JPMorgan Chase & Co. **Even if a Knock-Out Event has occurred, if the Ending Level is greater than the Strike Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Underlying Return, subject to the Maximum Return of 10.00%. The maximum payment at maturity is $1,100 per $1,000 principal amount note, regardless of whether a Knock-Out Event has occurred.** Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED SOLELY TO THE SPOT PRICE OF GOLD** — The return on the notes is linked solely to the spot price of a single Commodity, Gold. The Underlying Return reflects the performance of the spot price of Gold, expressed as a percentage, from the Strike Level to the official afternoon Gold fixing per troy ounce of Gold for delivery in London through a member of the LBMA authorized to effect such delivery, stated in U.S. dollars, as calculated by the LBMA and displayed on Bloomberg under the symbol "GOLDLNPM" on the Observation Date. However, for purposes of determining whether a Knock-Out Event has occurred, the Trading Price is determined by referring to the spot price of Gold as published by Reuters on page "XAU=EBS" and observed by the calculation agent at any time during the Monitoring Period. The spot price of Gold referred to above is different from the price of any futures contract related to Gold. For additional information about Gold, see the information set forth under "Description of Notes — Payment at Maturity" and "The Commodities" in the accompanying product supplement no. 170-A-II.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 170-A-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax

treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity, the futures contract underlying the Commodity or instruments related to the Commodity. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 170-A-II dated September 15, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Commodity and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Underlying Return is positive or negative. If the Trading Price has declined, as compared to the Strike Level, by the Knock-Out Buffer Amount of 13% or more at any time during the Monitoring Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount of 13% will terminate. Under these circumstances, you could lose some or all of your principal.

- **YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 5.00% MAY TERMINATE AT ANY TIME DURING THE MONITORING PERIOD —** If the Trading Price at any time during the Monitoring Period declines from the Strike Level by the Knock-Out Buffer Amount of 13% or more, you will not be entitled to receive the Contingent Minimum Return of 5.00% on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any depreciation in the price of the Commodity.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the Ending Level is greater than the Strike Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 10.00%, regardless of the appreciation in the price of the Commodity, which may be significant.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —** While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **YOUR PROTECTION MAY TERMINATE AT ANY TIME DURING THE MONITORING PERIOD** — If the Trading Price at any time during the Monitoring Period declines from the Strike Level by the Knock-Out Buffer Amount of 13% or more, you will at maturity be fully exposed to any depreciation in the price of the Commodity. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Level is less than the Strike Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Ending Level as compared to the Strike Level. You will be subject to this potential loss of principal even if the price of the Commodity subsequently increases such that the Trading Price is less than the Strike Level by less than the Knock-Out Buffer Amount of 13%, or is equal to or greater than the Strike Level. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus the Contingent Minimum Return at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **INVESTMENTS RELATED TO THE PRICE OF GOLD MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS —** The price of Gold is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that may cause the price of Gold to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.
- **OWNING THE NOTES IS NOT THE SAME AS OWNING GOLD OR GOLD-RELATED FUTURES CONTRACTS DIRECTLY** — The return on your notes will not reflect the return you would realize if you actually purchased Gold, or exchange-traded or over-the-counter instruments based on Gold. You will not have any rights that holders of such assets or instruments have.
- **THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES** — Because the notes are linked to the performance of the price of Gold, we expect that generally the market value of the notes will depend in large part on the market price of Gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.
- **ON THE OBSERVATION DATE, THE GOLD PRICE IS DETERMINED BY THE LBMA, AND THERE ARE CERTAIN RISKS RELATING TO THE GOLD PRICE BEING DETERMINED BY THE LBMA** — Your notes are linked to the performance of Gold. On the Observation Date, your payment at maturity will be based on the Closing Price of Gold, which will be determined by reference to fixing levels reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of Gold may be adversely affected. The LBMA is a principals' market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official afternoon Gold fixing level in U.S. dollars per troy ounce which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official afternoon Gold fixing level. For additional information about Gold, see the information set forth under "Description of Notes — Payment at Maturity" and "The Commodities" in the accompanying product supplement no. 170-A-II.
- **SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY** — The notes are linked exclusively to Gold and not to a diverse basket of commodities or a broad-based commodity index. The price of Gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than notes linked to the prices of multiple commodities or a broad-based commodity index.
- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Strike Level is a price determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent has made all determinations and has taken all actions in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the price of Gold and interest rates at any time on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the volatility, frequency and magnitude of changes in the price of Gold;
    - supply and demand trends for Gold;
    - the time to maturity of the notes;
    - whether a Knock-Out Event has occurred;
    - interest and yield rates in the market generally;
    - a variety of economic, financial, political, regulatory, geographical, meteorological or judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of Gold based on the Closing Prices from January 2, 2004 through September 18, 2009. The Closing Price on September 18, 2009 was $1012.00. We obtained the Closing Prices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of Gold should not be taken as an indication of future performance, and no assurance can be given as to the Trading Price at any time during the Monitoring Period or the Closing Price on the Observation Date. We cannot give you assurance that the performance of the price of Gold will result in the return of any of your initial investment.

